SciVac Therapeutics Announces Precautionary Recall of Sci-B-Vac

SciVac Therapeutics Inc. (“SciVac” or the “Company”) announced today that, following discussions with the Israeli Ministry of Health (the “IMOH”), it is recalling from the market all Sci-B-Vac™ sold by the Company from January 1, 2012 to the present.

The Company is carrying out the recall solely as a precautionary measure, as, following inspection by SciVac, it was determined that certain unshipped packages of the Sci-B-Vac™ hepatitis B vaccine contained a small number of damaged vials. SciVac then reported its findings to the IMOH. There have been no reports of harm to any patients, nor have there been any reports with respect to Sci-B-Vac’s™ efficacy or safety. Currently, the Company believes that an issue in the labeling process caused the damage, and the IMOH informed the Company that it may continue manufacturing Sci-B-Vac™ uninterrupted, so long as the Company uses an alternative labeling process until the issue can be appropriately remedied. The Company is diligently investigating the failure that resulted in the damaged vials.

The recall primarily affects the Israeli and Hong Kong markets.

About SciVac Therapeutics Inc.

SciVac Therapeutics Inc., headquartered in Rehovot Israel, is in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant 3rd generation hepatitis B vaccine. The Company also has in-licensed an early-stage enzyme-based product designated S-Graft, which is a recombinant human deoxyribonuclease I, a repurposed biological therapeutic intended for the prevention and treatment of graft-versus-host disease (GVHD). The Company also offers contract development and manufacturing services to the life sciences and biotechnology markets.

For Further Information, Please Contact:

SciVac Therapeutics Inc.

Gad Feinstein Rd., P.O. Box 580, Rehovot, 7610303, Israel

Curtis Lockshin, Chief Executive Officer

Tel: +972-8-948-0625

Email: lockshin@scivactherapeutics.com

Website: www.scivactherapeutics.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), the Frankfurt Stock Exchange nor the OTCQX accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the expected effect of the product recall on the Company’s business are forward-looking statements that involve various risks and uncertainties.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: market reaction to the recall, the effect of the recall on the use of Sci-B-Vac™ vaccine, the effect on the Company’s operations of rectifying the issues that lead to the recall, litigation or regulatory action relating to the recall, the effect of the recall on the Company’s actual financial results, general economic conditions and other factors detailed from time to time in the Company’s periodic disclosure. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the Company’s current expectations and it undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.